SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

To Gafisa S.A. Fiscal Council and Board of Directors

Av. das Nações Unidas, 8.501, 19th floor, Pinheiros
CEP 05425-070 São Paulo / SP

LETTER OF RESIGNATION

Dear Sirs,

I, Luis Fernando Brum de Melo, through this letter and on this date, submit my resignation from the position of Sitting Member of Gafisa S.A.’s Fiscal Council, to which I was elected at the General Shareholder’s Meeting held on April 16, 2015 at 10:00AM.

For this effect, I grant the Company and its shareholders, at any time, full, irrevocable, irreversible, comprehensive release in all respects and I and my successors shall make no further claim, under any circumstance, in or out of court, now or in the future, declaring expressly that I have nothing further to claim, receive or demand due to any act or fact directly or indirectly related to this Company and its direct or indirect Shareholders.

As a consequence of my resignation, Ms. Laiza Fabiola Martins de Santa Rosa, currently an Alternate Member of the Fiscal Council, shall take over the vacant position of Sitting Member of the Fiscal Council until the next General Shareholder’s Meeting.

With nothing further to add.

São Paulo, January 26th, 2016

Sincerely,

Luiz Fernando Brum de Melo

Witnesses:
Moacyr Ligabo Junior	Aline Taboga França de Godoy
RG: 23.900.640 -9	RG: 43.429.416-0
CPF: 159.466.008-50	CPF: 309.293.018-54

Received on 01/29/2016

Gafisa S.A.
Octávio Marques Flores	Sandro Gamba
Operational Executive Officer	CEO
Gafisa S.A.	Gafisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 5, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer